Mail Stop 6010

February 23, 2007

Al Kraus
President and Chief Executive Officer
MedaSorb Technologies Corporation
7 Deer Park Drive, Suite K
Monmouth Junction, New Jersey 08852

Re: MedaSorb Technologies Corporation
Amendment No. 2 to Registration Statement on Form SB-2
Filed January 25, 2007
File No. 333-138247

Dear Mr. Kraus:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Fee Table

1.   We note your response to prior comment one. Please revise the fee table to reflect the size of the offering as currently contemplated.

Summary

2.   We note that in response to comment 6, you furnished one study that covered six participants. Furnish other studies that covered the rest of the participants.

Products, page 23

3.   We note response to prior comment 3 and reissue that comment. We note, for example, your inclusion of the paragraph heading "Background and Rationale for Efficacy" on page 20 and elsewhere, as well as continued disclosure in your business section and elsewhere regarding your product's ability to "efficiently" remove toxins (page 21), prevent or reduce the accumulation of cytokines (page 22) and prevent or reduce the accumulation of toxins during dialysis (page 23). Please revise your accordingly.

Commercial and Research Partners, page 24

4.   We note your revised disclosure in response to prior comment 10. Given your disclosure that the total amount paid to you and budgeted by UPMC for your products over the expected life of the study is approximately $653,000, it remains unclear why the $7 million grant figure is relevant. Please revise or advise.

Financial Statements

5.   Please update the financial statements as required by Item 310(g) to Regulation S-B.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Dennis Hult at (202) 551-3618 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Donald C. Hunt at (202) 551-3647 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax): Alison Newman, Esq. – Cooley Godward Kronish LLP